CIRTRAN CORPORATION
                              4125 South 6000 West
                          West Valley City, Utah 84128





                                  April 4, 2003



Securities and Exchange Commission
Division of Corporate Finance
450 5th Street
Washington, D.C. 20549
ATTN: Tom Jones
Mail Stop: 0306

         Re:      CirTran Corporation (the "Registrant")
                  Registration Statement on Form SB-2
                  File No. 333-103223
                  Filed February 14, 2003

Dear Mr. Jones:

         The Registrant hereby applies to withdraw the above-referenced Registration Statement, which was filed in connection with a secondary offering of common stock to be issued to a third party investor (the "Equity Line Investor") in connection with a private equity line agreement. The Registrant and the Equity Line Investor entered into the equity line transaction in November 2002, and terminated the equity line agreement as of February 20, 2003. No funds were drawn on the equity line and no shares of stock were issued to the Equity Line Investor. No shares of stock were sold under this Registration Statement. The Registration Statement was not declared effective by the SEC.

         The Registrant is withdrawing the Registration Statement because the Registrant and the Equity Line Investor intend to renegotiate a new equity line agreement and terms. The Registrant intends to file a new registration statement to register the resales by the Equity Line Investor of shares issued under the new equity line agreement. As of the date of this request, the Registrant and the Equity Line Investor have discussed a new agreement but have not finalized the terms. Because the line of credit agreement underlying the Registration Statement has been terminated, the Registrant is seeking to withdraw the Registration Statement.

         Finally, the Registrant is seeking to withdraw the Registration Statement in anticipation of a possible private offering, namely the new equity line agreement, in reliance on Rule 155(c).


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Sincerely,

CIRTRAN CORPORATION


/s/ Iehab J. Hawatmeh
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By: Iehab J. Hawatmeh
President